09056092

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47647

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tremont Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Corporate Center at Rye 555 Theodore Fremd Ave.
(No. and Street)

RYE (City) NY (State) 10580 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jessica Vertz Campbell, Financial and Operations Principal (914) 925 - 1140
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) NY (State) 10154 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 02 2009
Washington
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jessica Vertz Campbell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tremont Securities, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal

Title

Notary Public

BONNIE J. O'NEILL
Notary Public, State of New York
No. 01ON6195543
Qualified in Westchester County
Commission Expires: October 27, 2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BONNIE J. O'NEILL
NOTARY
PUBLIC
STATE OF NEW YORK

TREMONT SECURITIES, INC.

Statement of Financial Condition

December 31, 2008

Table of Contents

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

Board of Directors
Tremont Securities, Inc.

We have audited the accompanying statement of financial condition of Tremont Securities, Inc. (the Company) as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Tremont Securities, Inc. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the statement of financial condition, the Company filed a request with the Securities and Exchange Commission to withdraw its broker dealer license and has also terminated its private placement fee contracts with all of its customers effective January 1, 2009 which eliminates the Company's ability to earn private placement fee revenue. Management's plans in regard to these matters are also described in Note 5. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

KPMG LLP

February 25, 2009

TREMONT SECURITIES, INC.

Statement of Financial Condition

December 31, 2008

Assets		
Cash and cash equivalents	$	826,190
Private placement fees receivable, net of $7,049 allowance for bad debts		11,049
Due from Parent		13,737
Income taxes receivable from Parent		37,663
Net deferred tax asset		481
Other assets		14,699
Total assets	$	903,819
Liabilities and Shareholder's Equity		
Liabilities:		
Accrued expenses	$	37,275
Due to Oppenheimer Funds, Inc.		402
Due to Tremont Partners, Inc.		1,395
Total liabilities		39,072
Shareholder's equity:		
Common stock, no par value. Authorized, issued and outstanding 200 shares		20,000
Additional paid-in-capital		150,000
Retained earnings		694,747
Total shareholder's equity		864,747
Total liabilities and shareholder's equity	$	903,819

See accompanying notes to financial statements.

(1) General Information and Significant Accounting Policies

Tremont Securities, Inc. (the Company) is a broker-dealer registered under the Securities Exchange Act of 1934, as amended. The Company is a wholly owned subsidiary of Tremont Group Holdings, Inc. (the Parent). The ultimate parent of Tremont Group Holdings, Inc. is MassMutual Holdings, LLC.

The Company acts as an introducing broker for security transactions initiated by its Parent and other affiliated and nonaffiliated entities. All transactions for its customers are cleared through and carried by a New York Stock Exchange member firm on a fully disclosed basis. Accordingly, customer positions are not reflected in the accompanying statement of financial condition. The Company is exposed to credit losses on these transactions in the event of nonperformance by its customers. This exposure is reduced by the clearing broker's policy of obtaining and maintaining adequate collateral until transactions are completed.

The Company also acts as a private placement agent for certain nonaffiliated limited partnerships (Partnerships). The Company receives a percentage of the management fee and, if applicable, a percentage of the special allocation paid by the Partnerships to the General Partners for interests introduced to the Partnerships by the Company.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

For presentation purposes, cash on deposit and investments in money market mutual funds are considered cash equivalents on the statement of financial condition.

The preparation of a statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Previously, the Company held 1,300 shares of common stock of The Nasdaq Stock Market, Inc. and were carried at market value based on quoted market prices. The securities were sold in 2008.

(2) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2008, the Company had net capital of $765,604, which was $760,604 in excess of the required minimum capital of $5,000 and its ratio of aggregate indebtedness to net capital was 0.05 to 1.0.

In accordance with the Company's agreement with a third party broker-dealer for securities clearance services, the Company is required to maintain net capital equal to the greater of the amount required by Rule 15c3-1 or $150,000. In addition, the Company is required to notify the clearing broker-dealer when its aggregate indebtedness ratio reaches or exceeds 10 to 1 or if the Company elects to operate under paragraph (a)(1)(ii) of Rule 15c3-1 of the Securities Exchange Act of 1934, as amended, when the

Company's net capital is less than the greater of $150,000 or 5% of aggregate indebtedness computed in accordance with Rule 15c3-1. The Parent has entered into a continuing guarantee with the clearing broker-dealer covering all obligations of the Company incurred and arising pursuant to the terms of this agreement. This guarantee is limited to the difference between the net capital as computed under Rule 15c3-1 and $150,000, for so long as the Company's net capital is less than $150,000, if applicable.

(3) Related-Party Transactions

Pursuant to an Administrative Services Agreement dated as of January 1, 2003, the Parent provides various administrative and support services (including use of trademarks) to the Company. In consideration for such services, the Company pays an administrative services fee equal to the costs, which are directly or indirectly incurred with respect to such services.

Due from Parent is primarily composed of the net intercompany receivables and payables with the Parent relating to expenses allocated to the Company and incurred by the Parent on behalf of the Company.

Due to Oppenheimer Funds, Inc, and Tremont Partners, Inc. is composed of intercompany payables relating to one time transactions.

(4) Income Taxes

The Company is included in a consolidated U.S. Federal income tax return with MassMutual and MassMutual's eligible U.S. subsidiaries. The Company also files income tax returns in various states. The Company, MassMutual, and MassMutual's eligible subsidiaries and certain affiliates (the Parties) have executed and are subject to a written tax allocation agreement (the Agreement). The Agreement sets forth the manner in which the total combined federal income tax is allocated among Parties. The Agreement provides the Company with the enforceable right to recoup federal income taxes paid in prior years in the event future net losses, which it may incur. Further, the Agreement provides the Company with the enforceable right to utilize its net losses carried forward as an offset to future net income subject to federal income taxes.

Total income taxes due to governmental taxing authorities are based on the Company's best estimate of its current and deferred tax liabilities. Deferred income taxes are provided for temporary differences that exist between financial reporting and tax bases of assets and liabilities. Temporary differences primarily include allowance for bad debts and prepaid expenses.

(Continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Management believes that it is more likely than not that the net deferred tax asset will be realized. Significant components of the Company's deferred tax assets and deferred tax liabilities as of December 31, 2008 are as follows:

Deferred tax assets:		
Allowance for bad debt	$	2,654
Deferred tax impacts of tax reserves		320
Other		15
Total deferred tax assets		2,989
Deferred tax liabilities:		
Prepaid expenses		2,508
Total deferred tax liabilities		2,508
Net deferred tax asset	$	481

Effective January 1, 2007, the Company adopted provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). Under FIN 48, income tax benefits are recognized and measured based upon a two-step model. First, a tax position must be more likely than not (greater than 50% likelihood of success) to be sustained upon examination in order to be recognized. Second, the benefit is measured at the largest dollar amount of that position that is more likely than not to be sustained upon settlement.

A reconciliation of the gross liability related to unrecognized tax benefits at the beginning and end of the period is as follows:

Balance at January 1, 2008	$	—
Gross decreases – tax positions in prior periods		—
Gross increases – current year tax positions		861
Balance at December 31, 2008	$	861

The liability for unrecognized tax benefit balance as of December 31, 2008, includes $674 of net unrecognized tax benefits that, if recognized, would impact the Company's effective tax rate.

The Company recognizes accrued interest and penalties related to the liability for unrecognized tax benefits as a component of the provision for income taxes. As of December 31, 2008 the Company's current and accumulated liability for interest and penalties was $115.

(Continued)

Tax returns filed in previous years are subject to audit by various federal and state taxing authorities and as a result of such audits, additional tax assessments may be proposed. The following tax years remain open to income tax examination for each of the more significant jurisdictions where the Company is subject to income taxes: tax years after 2003 remain open to U.S. federal income tax examination, and tax years after 1999 remain open to income tax examination in New York State and New York City.

(5) Going Concern

On February 6, 2009, the Company filed a request with the Securities and Exchange Commission, the Company's primary regulator, to withdraw its broker dealer license and had terminated its private placement fee contracts with all of its customers effective January 1, 2009 which eliminates the Company's ability to earn private placement fee revenue. The Parent expects to begin the liquidation process once the Company's request to withdraw its broker dealer license is effective with any excess equity to be distributed back to the Parent.

SUPPLEMENTARY INDEPENDENT AUDITORS' REPORT

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Tremont Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Tremont Securities, Inc. (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements and supplemental schedules, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2009

KPMG

TREMONT SECURITIES, INC.

Statement of Financial Condition

December 31, 2008

(With Independent Auditors' Report and Supplementary Report Filed in accordance with Rule 17a-5(e)(3))

McGladrey & Pullen

Certified Public Accountants

World Equity Group, Inc.

Statement of Financial Condition

December 31, 2008

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.